Exhibit 99.7

TOTAL S.A.

NOTICE OF MEETING

Combined General Meeting
(Ordinary and Extraordinary)

of Tuesday 17th May 2005

to be held at the Palais des Congrès
2 Place de la Porte Maillot — 75017 Paris at 10 a.m.

SUMMARY

How to take part in the General Meeting ?

Combined General Meeting

•	Agenda
•	Resolutions Summary
•	Proposed resolutions

Board of Directors

•	Members of the Board of Directors

TOTAL in 2004

•	Summary presentation
•	Five-year financial summary and income allocation of TOTAL S.A.

Request for copies of documents and information

TOTAL S.A.
Société anonyme with capital of 6,350,151,080 euros
Registered Office: 2 place de la Coupole — La Défense — 92400 Courbevoie (Hauts de Seine), France
542 051 180 Companies Register of Nanterre

Documents covered by article 133 of Decree n° 67-236 of March 23, 1967

CHAIRMAN’S MESSAGE

Dear Madam, Dear Sir, Dear Shareholder,

The Annual General Meeting gives you the opportunity to express your views through your vote and to make important decisions for your Company whatever the number of shares you hold. This year, the Shareholders’ Annual General meeting of TOTAL S.A. will be held on 17th of May, 2005, in Paris.

I very much hope that you will be able to take part in this General Meeting, either by being personally present, by voting by post or by giving a proxy to the Chairman of the Meeting, to your spouse or to another shareholder of your choice.

As TOTAL wishes to follow a dynamic policy for the distribution of dividends, this year your Board of Directors proposes that you approve the distribution of a dividend of 5.40 euro, a 15 % increase when compared to the dividend for fiscal year 2003. This would mean that the amount of the dividend will have progressed of 64% over the past four years.

In the following pages, you will find the agenda and the proposed resolutions to be submitted for your approval.

May I take this opportunity to thank you for your trust and faith in the Company.

Thierry Desmarest
Chairman and Chief Executive Officer

HOW TO TAKE PART IN THE GENERAL MEETING ?

The shareholders of TOTAL S.A. are informed
that a Combined General Meeting
is to be convened at 10 a.m. on Tuesday 17th May 2005
At the Palais des Congrès
2 place de la Porte Maillot – 75017 Paris, France

* In conformity with French law an initial meeting is scheduled for Thursday April 28, 2005 at 10:00 a.m.
at the Company’s registered office, 2 place de la Coupole – La Défense – 92400 Courbevoie.
As it is likely that this meeting shall not be held validly failing to obtain the required quorum, the meeting shall be reconvened to take place on May 17, 2005 at 10:00 a.m.

In conformity with article 130 of Decree n° 67-236 of March 23,1967 the preliminary notice of this Meeting has been published in the “Bulletin des Annonces Légales Obligatoires” (BALO) on March 9, 2005.

HOW TO OBTAIN INFORMATION

You may obtain the documents provided for in Article 135 of the Decree n° 67-236 of March 23, 1967, by writing:

•	either to BNP Paribas Securities Services, G.C.T. Issuers Department, Meetings Department – Immeuble Tolbiac, 75450 Paris Cedex 09, France,

•	or to the Company’s head office, TOTAL S.A., Legal Affairs Division, Office 33 F 81, 2 place de la Coupole – 92078 Paris La Défense Cedex, France.

A document request form is included at the end of the present notice of meeting.

The Annual Report is available on the internet Site of the Group: www.total.com

For more information:

•	Shareholders Relations Department; phone +33 (0) 1 47 44 24 02 e-mail: actionnairesindividuels@total.com

•	Investors Relations Department; phone +33 (0) 1 47 44 58 53 e-mail: investor-relations@total.com for those shareholders who will not be able to attend the Meeting in person, we have arranged a live retransmission of the Meeting on the Internet site
www.total.com

You will also have the opportunity to review the highlights after the event.

HOW TO TAKE PART IN THE GENERAL MEETING ?

As a shareholder in TOTAL, you are entitled to participate in this General Meeting, regardless the number of shares you hold.

You may either attend in person, vote by mail, or appoint the Chairman or another person as your proxy. In the latter case, you may be represented only by another shareholder or by your spouse.

In all cases, you must use the postal voting form or the proxy form attached to the present notice.

If you hold registered shares in your name for a continuous period of at least two years as of the date of the Meeting, you carry double voting rights (article 18 § 5 of the Articles of Incorporation).

Nevertheless, the transfer of registered shares to another registered shareholder in connection with a succession, the sharing of the joint estate of a husband and wife, or a disposition inter vivos in favour of a spouse or a relative in the line of succession, shall not be deemed to represent a transfer of ownership for the purpose of determining the above qualification period or the eligibility for double voting rights (article 18 § 6 of the Articles of Incorporation).

1.	Evidence of your status as a shareholder must be provided in advance

Your shares are registered

You must have your shares registered in your name at least one day prior to the date of the Meeting.

You hold bearer shares

Your financial intermediary (bank, stock broker or any other party who manages the share account in which your Total shares are held) will act as your sole representative and will be the only party entitled to mediate between the Company or coordinating bank and yourself.

In the first instance, you must instruct your financial intermediary to block your shares from trading.

Your financial intermediary must provide evidence that your shares have been blocked from trading at least one day before the date of the Meeting by issuing a certificate to be submitted to the following address:

BNP Paribas Securities Services, G.C.T. Issuers Department, Meetings Department, Immeuble Tolbiac, 75450 Paris Cedex 09, France,

Your shares may not be released for sale until the date of the Meeting or any other meeting convened to deliberate the same agenda, in absence of quorum.

2.	You must use the postal voting form or the proxy form

If you have not received your notice of meeting documentation, a postal voting form or a proxy form may be requested:

-	by letter to be addressed to BNP Paribas Securities Services, G.C.T. Issuers Department, Meetings Department – Immeuble Tolbiac, 75450 Paris Cedex 09, France or
-	by fax at n°+ 33 (0) 1 42 98 65 17 or
-	to the Company’s head office, TOTAL S.A., Legal Affairs Division, Office 33 F 81, 2 place de la Coupole – 92078 Paris La Défense Cedex, France.

In order to allow time for such forms to be issued, requests must be received by the Meetings Department of BNP Paribas Securities Services or by the Company’s head office, no later than six days prior to the date of the Meeting.

The duly completed voting form or proxy form must be returned to the Meetings Department of BNP Paribas Securities Services or to the Company’s head office, no later than three days prior to the date of the Meeting.

If you are holder of bearer shares, your postal voting form or proxy form will only be accepted subject to prior receipt of the certificate evidencing the fact that the shares are being held in a blocked account by the Meetings Department of BNP Paribas Securities Services no later than one day prior to the date of the Meeting.

Any shareholder who has cast a postal vote will not have the right to participate in the Meeting in person or to give a proxy to any other person.

3.	How to exercise your voting right ?

•	Your shares are registered

You wish to attend the Meeting : simply tick box A

You must request an admission card.

Return your dated and signed form to the following:

BNP Paribas Securities Services
G.C.T. Issuers Department, Meetings Department
Immeuble Tolbiac, 75450 Paris Cedex 09, France

Using the prepaid envelope attached.

An admission card in your name will be returned to you.

If you do not wish to attend the Meeting: tick box B

You may nevertheless:

•	Vote by mail or,
•	Give a proxy to the Chairman or,
•	Be represented by another shareholder or your spouse.

In all three cases, you must use the postal voting form or proxy form attached to the present notice of meeting and return the duly completed and signed form to BNP Paribas Securities Services using the prepaid envelope attached.

•	You hold bearer shares

You wish to attend the Meeting

You must:

Instruct your financial intermediary to submit an attestation to the effect that your shares have been blocked from trading to BNP Paribas Securities Services and to obtain an admission card in your name. Your request for admission card must have been received at least six days before the Meeting, on May 11, 2005.

Failing this, you may attend on the day of the General Meeting bearing a certificate to the effect that your shares have been blocked from trading, issued by your financial intermediary. This certificate must be ready at least one day before the Meeting, on May 16, 2005.

If you do not wish to attend the Meeting

You may nevertheless:

•	Vote by mail or,
•	Give a proxy to the Chairman or,
•	Be represented by another shareholder or your spouse.

In all three cases, you must also instruct the financial intermediary who manages your shares to block these shares from trading no later than one day before the date of the Meeting. You must use the postal voting or proxy form and return the duly completed and signed form to your financial intermediary.

Whichever option you choose, your bearer shares must be hold in a blocked account up to the date of the General Meeting
or of any other Meeting convened to deliberate the same agenda.

HOW TO COMPLETE THE POSTAL VOTING FORM OR PROXY FORM

You wish to attend the meeting: tick here

You do not wish to attend the meeting: tick here

You hold bearer shares:
Please attach the relevant certificate to the effect that your shares have been blocked form trading, to be obtained from your account manager.

You wish to vote by post: tick here and follow the instructions.

You wish to appoint the Chairman of the Meeting as your proxy: tick here and date and sign here.

You wish to appoint a named person as proxy who will be present at the Meeting: tick here and enter the details of the person concerned.

Whatever your choice, please date and sign here.

Check your details.

AGENDA

I —	Resolutions within the authority of an Ordinary General Meeting

–	Report of the Board of Directors on operations and the financial statements for the year ended December, 31, 2004. Auditors’ general report on these financial statements.

–	Approval of the parent company financial statements dated December, 31, 2004.

–	Approval of the group’s consolidated financial statements dated December, 31, 2004.

–	Allocation of earnings, declaration of dividend and dividend payment date.

–	Special report of the auditors on the agreements covered by Article L.225-38 of the French Commercial Code.

–	Authorization for the Board of Directors to trade the shares of the company.

–	Appointment of Directors.

II —	Resolutions within the authority of an Extraordinary General Meeting

–	Delegation of authority to the Board of Directors for the purpose of issuing convertible or other equity securities with preferential subscription rights.

–	Delegation of authority to the Board of Directors to use the aforementioned delegation to issue convertible or other equity-related securities without preferential subscription rights, with the option of granting a priority period.

–	Delegation of authority to the Board of Directors for the purpose of conducting capital increases reserved for employees participating in a company savings plan.

–	Authorization for the Board of Directors to grant (for no consideration) shares of the company to employees and executive officers of the company and of group companies.

RESOLUTIONS SUMMARY

RESOLUTIONS WITHIN THE AUTHORITY OF THE ORDINARY GENERAL MEETING

Approval of the annual financial statements and allocation of earnings.

The purpose of the first resolution is to approve the financial statements of TOTAL S.A. for the 2004 fiscal year.

The purpose of the second resolution is to approve the consolidated financial statements of TOTAL S.A. for the 2004 fiscal year.

The purpose of the third resolution is to determine the allocation of earnings. We propose that a dividend of 5.40 euros per share be declared for the 2004 fiscal year. You will recall that an interim dividend of 2.40 euros per share was paid on November 24, 2004.

Approval of the auditors’ special report.

The purpose of the fourth resolution is to approve the conclusions of the auditors in their special report under Article L. 225-40 of the French Commercial Code, which concerns agreements entered into by TOTAL S.A. and companies with which it has one or more Director(s) in common.

Repurchase of company shares.

During the year 2004, the company acquired 22,550,000 of its own shares at an average price of 157.57 euros under the authorizations given by the shareholders meetings of May 6, 2003 and May 14, 2004. Also in 2004, 19,873,932 of the shares acquired pursuant to these authorizations were cancelled by a decision at the meeting of the Board of Directors held on November 9, 2004 pursuant to the authorization given by the shareholders meeting of May 7, 2002.

Since the authorization given by the shareholders meeting of May 14, 2004 expires on November 14, 2005, the purpose of the fifth resolution is to authorize the Board of Directors to trade in the company’s shares, with a maximum authorized purchase price of 250 euros per share. These purchases are to be carried out pursuant to the provisions of Article L 225-209 of the French Commercial Code and the provisions of the European Council Directive of January 28, 2003 and the related implementing regulation of December 22, 2003. The maximum number of company shares that may be repurchased under this authorization may not exceed 10% of the total number of shares making up the company’s capital, as this number may be adjusted to take into account transactions related to the company’s share capital that may occur after this shareholders meeting. However, such repurchases may not at any time cause the company to hold, directly or indirectly through its subsidiaries, more than 10% of its share capital.

As of December 31, 2004, the company held, directly or indirectly, 39,072,487 of the 635,015,108 shares making up its share capital. Under these circumstances, the company could repurchase a maximum number of 24,429,023 shares and the maximum amount that the company could spend to acquire these shares totals 6,107,255,750 euros.

This authorization to repurchase company shares would be given for a period of 18 months.

Board of Directors.

In the sixth to the eighth resolutions, we propose that you renew the appointments of Messrs. Paul Desmarais Jr., Bertrand Jacquillat and Maurice Lippens as members of the Board of Directors, each for an additional three-year term.

We also propose, in the ninth resolution, to appoint Lord Levene of Portsoken KBE as a member of the Board of Directors of the company for a three-year term. Lord Levene, born on December 8, 1941, is currently Chairman of Lloyd’s.

RESOLUTIONS WITHIN THE AUTHORITY OF THE EXTRAORDINARY GENERAL MEETING

The French Ordonnance n°2004-604 of June 24, 2004 has changed the rules for capital increases for French companies (“sociétés anonymes”). In particular, Article L 225-129 of the French Commercial Code, which was the basis for the resolutions previously approved by the shareholders meeting, has been modified. Although this Ordonnance indicates that delegations granted by extraordinary shareholders meetings prior to its publication remain valid for the period they were granted, we have decided to propose that you vote for the tenth, eleventh and twelfth resolutions, which delegate the authority necessary to proceed with capital increases under the new rules set forth under Article L 225-129-2 of the French Commercial Code (delegations of authority), prior to the expiration of the authorizations given by the shareholders meeting of May 14, 2004.

Delegation of authority to the Board of Directors for the purpose of raising capital by issuing ordinary shares or securities convertible, exchangeable or redeemable into ordinary shares, with preferential subscription rights.

As a result, we request that, by approving the tenth resolution, you delegate for a period of 26 months from the date of this shareholders meeting, pursuant to the provisions of Articles L 225-129-2 and L 228-92 of the French Commercial Code, to the Board of Directors, the authority to decide to proceed with one or more issuances of ordinary shares or other securities that may give rise to equity rights in the company, with preferential subscription rights.

The capital increases undertaken pursuant to this delegation may be carried out through the payment of cash consideration or by incorporation of share premiums, reserves, profits or other amounts where such incorporation is authorized by applicable law or regulation and may take the form of a grant of shares without consideration and/or an increase in the nominal value of the existing shares.

The maximum nominal amount of the company’s share capital that may be issued is four billion euros, the same amount as approved by the ordinary and extraordinary shareholders meeting of May 14, 2004. This amount represents approximately 63 % of the company’s share capital as at December 31, 2004.

The nominal amount of any ordinary shares that are issued pursuant to the eleventh resolution of this shareholders meeting, which provides for the issuance of ordinary shares or equity-related securities without preferential subscription rights, will be counted against this maximum nominal amount. The nominal amount of any ordinary shares that are issued pursuant to the twelfth resolution of this shareholders meeting, which provides for capital increases reserved for employees participating in company savings plans, will also be counted against this maximum nominal amount set by the shareholders under the tenth resolution. On the other hand, the nominal amount of ordinary shares that may be issued to the thirteenth resolution of this shareholders meeting, which provides for share grants, will not be counted against the maximum nominal amount of capital increases set by this shareholders meeting under the tenth resolution.

Also, the maximum nominal amount of debt securities that may, either immediately or at a future date, be redeemable, exchangeable or otherwise convertible into equity securities of the company that may be issued may not exceed ten (10) billion euros, or the equivalent value on the date of issuance. This is the same amount as approved by the ordinary and extraordinary shareholders meeting of May 14, 2004, and covers issuances under both the tenth and eleventh resolutions.

Delegation of authority to the Board of Directors for the purpose of raising capital by issuing ordinary shares or securities redeemable, exchangeable or convertible into ordinary shares, without preferential subscription rights.

In the eleventh resolution, pursuant to the Articles listed above and Article L 225-135 of the French Commercial Code, we propose that you delegate to the Board of Directors the authority to decide, during a period of twenty-six months, to issue securities that are, immediately or at a future date, redeemable, exchangeable or otherwise convertible into equity securities of the company, without maintaining preferential subscription rights, but with the possibility of creating a priority subscription period open to shareholders (under Article 165 modified of the decree n° 67-236 of March 23, 1967, concerning commercial companies, this priority period must be at least three days). We also propose that you delegate to the Board of Directors the authority to increase the number of securities to be issued, as provided for by law, if an issuance is oversubscribed. The maximum number of shares that could be created in case an issuance were oversubscribed is currently limited at 15% of the initial issuance, and these additional shares must be issued within thirty days of the close of the initial subscription period and at the same price as for the initial issuance.

In addition, under new Article 155-5 of the decree n°67-236 mentioned above, the price of any ordinary shares to be issued pursuant to this delegation must be no less than the average of the market price for TOTAL shares for the three trading days prior to pricing the issuance, minus a discount of up to 5% of such average that the Board of Directors may apply.

The maximum nominal amount of the company’s share capital that may be so issued is 1.8 billion euros, slightly lower than the amount approved by the ordinary and extraordinary shareholders meeting of May 14, 2004. This amount represents approximately 28.3% of the company’s share capital as at December 31, 2004. Any issuance pursuant to this resolution will be counted against the aggregate maximum amount authorized by the shareholders under the tenth resolution.

Also, the maximum nominal amount of debt securities that may, either immediately or at a future date, be redeemable, exchangeable or otherwise convertible into equity securities of the company that may be issued may not exceed ten (10) billion euros, or the equivalent value on the date of issuance. This is the same amount as approved by the ordinary and extraordinary shareholders meeting of May 14, 2004.

This delegation may also be used to issue shares as consideration for securities that are tendered to the company under a public exchange offer meeting the provisions of Article L 225-148 of the French Commercial Code. Any capital increase carried out for this purpose would be counted against the maximum amount authorized by this resolution.

Delegation of authority to the Board of Directors for the purpose of raising capital by the issuance of ordinary shares to employees participating in a company savings plan.

The authorization to proceed with capital increases reserved for employees up to a maximum amount of 3% of the share capital, granted by the ordinary and extraordinary shareholders meeting of May 14, 2004, has not been used.

Since this extraordinary shareholders meeting is voting on the delegations of authority to proceed with capital increases contained in the tenth and eleventh resolutions, we have, pursuant to the provisions of Article L 225-129-6 of the French Commercial Code, submitted for your consideration a resolution concerning capital increases reserved for employees under Articles L 443-1 and L 443-5 of the French Labor Code, concerning employee shareholders, and Articles L 225-138 and L 225-138-1 of the French Commercial Code. Therefore, in the twelfth resolution, we propose that you delegate to the Board of Directors the authority to decide to increase the share capital of the company, in one or several transactions, up to a maximum amount of 1.5% of the share capital outstanding on the date of the meeting of the Board of Directors. Any capital increase under this twelfth resolution will be counted against the aggregate maximum amount authorized by the tenth resolution of this shareholders meeting. Any subscription for all such issuances will be reserved to the employees of the company and the connected French or foreign companies, under the meaning of Article L 225-180 of the French Commercial Code, provided that such employees are participating in a company savings plan.

The subscription price of such new shares may not be lower than the average of the opening prices during the twenty trading days preceding the date of the resolution of the Board of Directors setting the date for the opening of subscriptions, less the maximum discount provided for by law on the date of the Board of Directors’ resolution.

This authorization would be given for a twenty-six month period.

Authorization to grant shares of the company to employees and executive officers of the company and group companies.

We propose that you authorize the Board of Directors to grant shares of the company (for no consideration) to employees and executive officers of the Group, pursuant to the provisions introduced by Article 83 of the French Financial Law of December 30, 2004. For this purpose, the thirteenth resolution authorizes the Board of Directors, during a 38-month period, to grant shares of the company, pursuant to Articles L 225-129-1 and L 225-197-1 to L 225-197-5 of the French Commercial Code, to employees and executive officers of the company or of group companies Such capital increase or increases shall not exceed 1% of the outstanding share capital at the date of the decision of the Board of Directors to grant such shares.

The grant of shares will only become final at the end of a two-year acquisition period, as defined by Article L 225-197-1 or the French Commercial Code, beginning on the date of the Board’s decision to grant such shares. Such grants may further be subject to other conditions set forth by the Board of Directors in awarding such shares.

The beneficiaries of such final share grants will then be required to hold such shares for a minimum period of two years from the date the grant becomes final.

The shares to be granted in such a manner may be existing shares or shares to be newly issued. You will note that if such share grants are made pursuant to a capital increase carried out by incorporating a portion of earnings, reserves or share premiums, such incorporation would require you to waive your rights to that portion of earnings, reserves or share premiums. As a result, this resolution includes your waiver of such rights in such circumstances.

Proposed resolution not approved by the Board of Directors

After the publication of the notice of the company’s shareholders meeting in the French Bulletin d’Annonces Légales Obligatoires (Bulletin of Mandatory Legal Announcements or BALO) on March 9, 2005 and pursuant to Article 128 of the French decree of March 23, 1967, the supervisory board of the TOTAL ACTIONNARIAT FRANCE Employee Investment Fund (Fonds Commun de Placement or FCP, which is the registered shareholder of more than the minimum number of shares set forth under Article 128 of the decree mentioned above) proposed a resolution, in the form of an amendment to the 13th resolution which authorizes the grant of shares of the company (for no consideration) to employees and executive officers of the company and group companies.

Summary: Request to modify the second paragraph of the resolution in order to expressly mention the ability to grant shares to all employees by including the terms of Articles L. 225-197-1 and L. 225-197-2 of the French Commercial Code.

The text of the resolution submitted is given under the heading « Resolution A » following the resolutions approved by the Board of Directors.

This proposed resolution has not been approved by the Board of Directors.

PROPOSED RESOLUTIONS
Within the authority of an Ordinary General Meeting

FIRST RESOLUTION
(Approval of parent company financial statements)

Upon presentation of the reports by the Board of Directors and by the auditors, the shareholders hereby approve the financial statements of TOTAL S.A. for the fiscal year ended December 31, 2004.

SECOND RESOLUTION
(Approval of consolidated financial statements)

Upon presentation of the reports by the Board of Directors and by the auditors, the shareholders hereby approve the consolidated financial statements of TOTAL S.A. for the fiscal year ended December 31, 2004.

THIRD RESOLUTION
(Allocation of earnings, declaration of dividend)

The shareholders note that earnings for the 2004 fiscal year amount to 3,443,251,656 euros.

After taking into account available retained earnings of 1,355,570,990 euros, the amount of earnings available for distribution totals 4,798,822,646 euros.

The shareholders, acting on the recommendation of the Board of Directors, hereby resolve to allocate this amount as follows, taking into account that as at December 31, 2004 there were 635,015,108 shares outstanding with dividend rights for the 2004 fiscal year:

Dividend	3,429,081,583	euros
Retained earnings	1,369,741,063	euros

	4,798,822,646	euros

Accordingly, the amount of the dividend declared is 5.40 euros per share. An interim dividend, with rights to an avoir fiscal under the laws and regulations in place at that time, of 2.40 euros per share having being paid on November 24, 2004, the balance of 3.00 euros per share shall be paid on May, 24, 2005.

Pursuant to Article 243bis of the French General Tax Code, such balance of 3.00 euros per share is eligible for the 50% deduction provided for by Article 158-3 of the French General Tax Code, which is available to those individual taxpayers whose tax residence is in France.

For reference, the dividends declared for the last three fiscal years were as follows :

	2003	2002	2001

Total dividend (in millions of euros)	2,973.0	2,672.9	2,608.3
Number of shares	632,572,887	651,937,310	686,406,263
Dividend per share in euros	4.70	4.10	3.80

If at the time of the payment of the dividend the company holds any of its own shares, the dividends payable for such shares shall be allocated to retained earnings.

FOURTH RESOLUTION
(Agreements covered by Article L. 225-38 of the French Commercial Code)

Upon the presentation of the special report of the auditors concerning the agreements covered by Article L 225-38 of the French Commercial Code, the shareholders hereby approve the conclusions of such report and the agreements mentioned therein.

FIFTH RESOLUTION
(Authorization for the Board of Directors to trade shares of the company)

Upon presentation of the report by the Board of Directors and certain information appearing in the prospectus approved by the French Financial Markets Authority (Autorité des marchés financiers) and in accordance with the provisions of Article L 225-209 of the French Commercial Code and of Council Regulation n°2273/2003 dated December 22, 2003 concerning the application of Council Directive
n°2003/6/CE dated January 28, 2003, the shareholders hereby authorize the Board of Directors to buy or sell the shares within the framework of a share buy-back program.

The purchase of such shares may be transacted by any means on the market or by private contract, including by block-trades. Such transactions may include the use of any derivative financial instruments, whether traded on a regulated exchange or in a private transaction, as well as the use of hedging strategies in accordance with the regulations of the relevant market authorities.

These transactions may be carried out at any time, including during a public offering, in accordance with the rules and regulations in effect.

The maximum purchase price is set at 250 euros per share.

In case of a capital increase by incorporation of reserves and the distribution of shares for no consideration, and in the case of a stock-split or a reverse-stock-split, the price indicated above shall be adjusted by applying the ratio of the number of shares outstanding before the operation to the number of shares outstanding after the operation.

The maximum number of shares that may be purchased under this authorization may not exceed 10% of the total number of shares outstanding, as this number may be adjusted from time to time as a result of transactions after the date of the present meeting, and under no circumstances may the company hold, either directly or indirectly through subsidiaries, more than 10% of its share capital.

As of December 31, 2004, of the 635,015,108 shares outstanding, the company held 13,989,670 shares directly, and 25,082,817 shares indirectly through its subsidiaries, for a total of 39,072,487 shares. Under these circumstances, the maximum number of shares that the company could repurchase is 24,429,023 shares, and the maximum amount that the company might spend to acquire such shares is 6,107,255,750 euros.

The purpose of this share buy-back program is to reduce the number of shares outstanding and/or to permit the company to fulfill its engagements in connection with:

•	convertible or exchangeable securities that may give holders rights to receive shares upon conversion or exchange,

•	stock option or other share attribution programs for company or group employees (notably stock- grant programs or the exchange guarantee put in place by the company for beneficiaries of Elf Aquitaine stock option plans, the terms of which are specified in the prospectus for the public exchange offer dated September 22, 1999 (COB visa no. 99-1179).

This program may also be used by the company to trade in its own shares, either on or off the market, for any other purpose that is authorized or that may be authorized by applicable law or regulation. The company will inform its shareholders, by way of a press release, when the program is to be used for such purposes.

According to the desired purpose, shares that are acquired by the company through this program may be:

•	cancelled, up to the maximum legal limit of 10% of the total number of shares outstanding on the date of the operation per each 24-month period,

•	delivered to the holders of options to purchase the company’s shares having exercised such options,

•	delivered to the holders of Elf Aquitaine subscription options having exercised options that are covered by the company’s exchange guarantee,

•	granted to the employees of the Group and to the management of the company or of other companies in the group,

•	sold to employees, either directly or through the intermediary of company savings plans, or

•	delivered to the holders of securities that grant such rights to receive such shares, either through redemption, conversion, exchange, presentation of a warrant or in any other manner.

While they are held by the company, such shares will not have voting rights or dividend rights.

This authorization is granted for a period of eighteen months from the date of this meeting or until the date such authorization is renewed at an ordinary general shareholders meeting prior to the expiration of such eighteen-month period.

The Board of Directors is hereby granted all authority, with the right to delegate such authority, to undertake all actions that are necessary or useful to carry out the program or programs authorized by this resolution. This resolution replaces and, as regards any unused portion of the previous authorization, cancels the fifth resolution of the ordinary and extraordinary meeting held on May 14, 2004.

SIXTH RESOLUTION
(Renewal of the appointment of Mr. Paul Desmarais Jr. as a Director)

The shareholders hereby renew the appointment of Mr. Paul Desmarais Jr. as a Director for a term of three years expiring at the conclusion of the shareholders meeting called to approve the financial statements for the 2007 fiscal year.

SEVENTH RESOLUTION
(Renewal of the appointment of Mr. Bertrand Jacquillat as a Director)

The shareholders hereby renew the appointment of Mr. Bertrand Jacquillat as a Director for a term of three years expiring at the conclusion of the shareholders meeting called to approve the financial statements for the 2007 fiscal year.

EIGHTH RESOLUTION
(Renewal of the appointment of Mr. Maurice Lippens as a Director)

The shareholders hereby renew the appointment of Mr. Maurice Lippens as a Director for a term of three years expiring at the conclusion of the shareholders meeting called to approve the financial statements for the 2007 fiscal year.

NINTH RESOLUTION
(Appointment of Lord Levene of Portsoken, KBE, as a Director)

The shareholders hereby appoint Lord Levene of Portsoken, KBE, as a Director for a term of three years expiring at the conclusion of the shareholders meeting called to approve the financial statements for the 2007 fiscal year.

within the Authority of an Extraordinary General Meeting

TENTH RESOLUTION
(Delegation of authority to the Board of Directors for the purpose of raising capital by issuing ordinary shares or securities convertible, exchangeable or redeemable into ordinary shares, with preferential subscription rights)

The shareholders, acting under the conditions of quorum and majority required for approval of resolutions at an extraordinary general shareholders meeting, upon presentation of the Board of Directors’ report and of the Auditors’ special report and in accordance with the provisions of Article L 225-129-2 and L 228-92 of the French Commercial Code:

1.	Delegate to the Board of Directors the authority to approve, on one or more occasions, capital increases through the issuance, in France or abroad, of ordinary shares of the company and of any other securities redeemable, exchangeable or otherwise convertible, whether immediately or at a future date, into ordinary shares of the company. Any such securities may be denominated in euros, in other currencies or in monetary units established with reference to a group of currencies.

Such delegation is granted for a period of twenty-six months from the date of this meeting.

2.	Resolve that the nominal amount of the capital increase or increases that may be effected, whether immediately or at a future date, under the present delegation may not exceed a maximum aggregate amount of four (4) billion euros, such aggregate amount not to include the nominal amount of shares that may be issued, pursuant to the applicable legal dispositions, to preserve the rights of holders of securities granting rights to the company’s shares.

Further resolve that shall be included for the purposes of calculating such aggregate amount: the nominal amount of any and all capital increases carried out pursuant to the eleventh resolution of this shareholders meeting, which provides for the issuance of ordinary shares, or other securities redeemable, exchangeable or otherwise convertible into ordinary shares, without preferential subscription rights; and the nominal amount of any and all capital increases carried out pursuant to the twelfth resolution of this shareholders meeting, which provides for capital increases reserved for employees participating in a company savings plan.

Further resolve that the maximum aggregate nominal amount of any debt securities that may be issued pursuant to this resolution or to the eleventh resolution where such debt securities may be, either immediately or at a future time, redeemable for, exchangeable or convertible into, or otherwise give rights to equity securities of the company shall not exceed ten billion euros, or the equivalent value, on the date of issuance.

3.	Resolve that shareholders will have irreducible preferential rights, in proportion to the amount of shares held, to subscribe for securities issued pursuant to this resolution. Furthermore, the Board of Directors, at its discretion, is hereby authorized to grant pro rata reducible rights to shareholders, in proportion to the subscription rights they hold and for a number or securities which such shareholders may specify, conferring the right to subscribe for a number of securities exceeding that for which such shareholders have irreducible preferential subscription rights.

4.	Resolve that if subscriptions by the exercise of irreducible preferential subscription rights and, if applicable, by the exercise of pro rata reducible subscription rights, have not covered the entire amount of shares, or other securities mentioned above, to be issued, the Board of Directors shall be entitled, at its own discretion, to allocate such unsubscribed securities in whole or in part, and/or to offer all or a portion of such unsubscribed securities in a public offering.

5.	Resolve that during such twenty-six month period, the Board of Directors shall have the authority to increase the capital on one or more occasions by incorporating premiums, reserves, profits or by other amounts where the incorporation of such amounts into the company’s share capital is permissible under the applicable laws and regulations, whether by issuing shares without consideration and/or by increasing the nominal value of existing shares.

6.	Resolve that any rights to fractions of shares will not be negotiable and that the shares corresponding to such fractions will be sold, with the proceeds from any such sale being allocated to the holders of such rights within the applicable statutory period.

7.	Resolve that the Board of Directors, at its discretion, may be entitled to deduct the expenses, duties and fees arising from such issuances from the amount of the corresponding share premiums paid, and, after any such issuance, to deduct from such premiums paid the amount necessary to increase the legal capital reserve to one-tenth of the new share capital.

8.	Resolve that the delegation contained in this resolution replaces and, as regards any unused portion of previous authorizations, cancels any and all previous delegations with the same subject matter.

ELEVENTH RESOLUTION
(Delegation of authority to the Board of Directors for the purpose of raising capital by issuing ordinary shares or securities convertible, exchangeable or redeemable into ordinary shares, without preferential subscription rights)

The shareholders, acting under the conditions of quorum and majority required for approval of resolutions at an extraordinary general shareholders meeting, upon presentation of the Board of Directors’ report and of the Auditors’ special report and in accordance with the provisions of Article L 225-129-2, L 225-135 and L 228-92 of the French Commercial Code:

1.	Delegate to the Board of Directors the authority to approve, on one or more occasions, capital increases through the issuance, in France or abroad, of ordinary shares of the company and any other securities redeemable, exchangeable or otherwise convertible, whether immediately or at a future date, into ordinary shares of the company. Any such securities may be denominated in euros, in other currencies or in monetary units established with reference to a group of currencies.

Such delegation is granted for a period of twenty-six months from the date of this meeting.

2.	Resolve that the nominal amount of the capital increase or increases that may be effected, whether immediately or at a future date, under the present delegation may not exceed a maximum aggregate amount of one billion eight hundred million euros, it being specified that the aggregate nominal amount of any issuances under this resolution shall be counted against the maximum aggregate nominal amount authorized by the tenth resolution.

3.	Resolve that if any such issuance pursuant to this resolution is oversubscribed, the Board of Directors may increase the number of securities to be issued, as permitted under Article L 225-135-1 of the French Commercial Code, as long as such increase remains within the maximum aggregate amount set forth in Article 2 of this resolution.

4.	Resolve that the maximum aggregate nominal amount of any debt securities that may be issued pursuant to this resolution or pursuant to the tenth resolution where such debt securities may be, either immediately or at a future time, redeemable for, exchangeable or convertible into, or otherwise give rights to equity securities of the company shall not exceed ten billion euros, or the equivalent value, on the date of issuance.

5.	Waive the rights, which would otherwise be created under applicable law, to preferential subscription associated with such securities, and authorize the Board of Directors to grant priority subscription periods to shareholders for the issuance of such securities pursuant to Article L 225-135 of the French Commercial Code.

6.	Note that, pursuant to Article L 225-32 of the French Commercial Code, the decision to issue such securities that are redeemable for, or exchangeable or convertible into, or that may otherwise give rights to the company’s shares also entails the shareholders’ waiver of their preferential subscription rights for any such shares issued upon such redemption, exchange or conversion.

7.	Note that price of any ordinary shares issued pursuant to this delegation will be subject to the provisions of Article L 225-136 of the French Commercial Code.

8.	Resolve that such capital increases may be carried out to provide consideration for securities that are tendered to the company in a public exchange offer meeting the conditions of Article L 225-148 of the French Commercial Code. The aggregate nominal amount of such capital increases shall be counted against the maximum total aggregate amount of 1.8 billion euros set forth in Article 2 of this resolution.

9.	Resolve that the Board of Directors, at its discretion, may be entitled to deduct the expenses, duties and fees arising from such issuances from the amount of the corresponding share premiums paid, and, after any such issuance, to deduct from such premiums paid the amount necessary to increase the legal capital reserve to one-tenth of the new share capital.

10.	Resolve that the delegation contained in this resolution replaces and, as regards any unused portion of previous authorizations, cancels any and all previous delegations with the same subject matter.

TWELFTH RESOLUTION
(Delegation of authority to the Board of Directors for the purpose of capital increases pursuant to Article L 443-5 of the French Labor Code)

The shareholders, acting under the conditions of quorum and majority required for approval of resolutions at an extraordinary general shareholders meeting, upon presentation of the Board of Directors’ report and of the Auditors’ special report and in accordance with the provisions of Articles L 443-1 and L 443-5 of the French Labor Code, relating employee shareholders, and Articles L 225-129-2, L 225-129-6, L 225-138 and L 225-138-1 of the French Commercial Code:

1.	Delegate to the Board of Directors the authority to increase the share capital of the company, in one or more transactions and within a maximum period of twenty-six months from the date of this meeting, up to 1.5% of the share capital outstanding on the date of the meeting of the Board of Directors at which a decision to proceed with an issuance is made, it being specified that the amount of any such share capital issued shall be counted against the aggregate maximum nominal amount of share capital increases authorized by this shareholders meeting pursuant to the tenth resolution.

2.	Reserve the subscription, for such shares as may be issued, to the employees of the company and of those connected French or foreign companies, under the meaning of Article L 225-180 of the French Commercial Code, where such employees are participating in a company savings plan.

3.	Note that this authorization entails the waiver by the shareholders of their rights to preferential subscription for the benefit of the employees for whom such capital increase is reserved.

4.	Resolves that the subscription price of such new shares may not be lower than the average of the opening prices during the twenty trading days preceding the date of the resolution of the Board of Directors setting the date for the opening of subscriptions, less the maximum discount provided for by law on the date of the Board of Directors’ resolution.

The shareholders hereby grant all authority to the Board of Directors, more generally, to undertake any actions that are necessary or useful within the framework of the applicable laws and regulations to carry out any such capital increase for which the shareholders have delegated authority pursuant to this resolution.

This resolution replaces and, as regards any unused portion of the previous authorization, cancels the authorization granted for a period of five years at the ordinary and extraordinary shareholders meeting held on May 14, 2004.

THIRTEENTH RESOLUTION

(Authorization to grant shares of the company to employees and executive officers of the company and group companies)

The shareholders, acting under the conditions of quorum and majority required for approval of resolutions at an extraordinary general shareholders meeting, upon presentation of the Board of Directors’ report and of the Auditors’ special report and in accordance with the provisions of Articles L 225-129-1, L 225-197-1 and following, of the French Commercial Code, hereby:

–	Authorize the Board of Directors to carry out, on one or more occasions, grants, for no consideration, of shares of the company, whether previously issued or to be newly issued, to certain employees of the company or of connected companies, under the meaning of Article L 225-197-2 of the French Commercial Code, and to executive officers, as defined by law.

–	Resolve that the Board of Directors shall determine to whom such shares may be granted and the terms of such grants as well as, if applicable, the criteria for awarding such grants of shares.

–	Resolve that the maximum total number of such shares to be granted may not be greater than 1% of the share capital at the date of the Board of Directors decision to grant the shares and that the grant of shares shall only become final at the end of a two-year acquisition period. The beneficiaries of such final share grants will then be required to hold such shares for a minimum period of two years from the date the grant becomes final.

–	Authorize the Board of Directors to carry out capital increases, on one or more occasions, by incorporating premiums, reserves or profits and resulting in the issuance of shares for no consideration pursuant to the provisions of this resolution and note that this authorization entails the waiver by the shareholders of any right to a portion of such premiums, reserves or profits which may be incorporated for the issuance of such new shares.

The shareholders hereby delegate to the Board of Directors all authority, with the right to further delegate such authority as provided by law, to carry out this resolution, including:

–	Decide if the shares to be granted shall be previously issued shares or shares to be newly created.

–	If desired, increase the share capital by incorporating reserves or share issuance premiums to carry out the grant of shares.

–	Generally, undertake any action that is necessary or useful, including performing any acts or formalities required to record the capital increase or increases resulting from the grant of such shares, and amend the Articles of Incorporation accordingly.

This authorization is given for a thirty-eight month period from the date of this meeting.

RESOLUTION A (not approved by the Board of Directors)

The shareholders, acting under the conditions of quorum and majority required for approval of resolutions at an extraordinary general shareholders meeting, upon presentation of the Board of Directors’ report and of the Auditors’ special report and in accordance with the provisions of Articles L 225-129-1, L 225-197-1 and following, of the French Commercial Code, hereby:

–	(amended paragraph): Authorize the Board of Directors to carry out, on one or more occasions, grants, for no consideration, of shares of the company, whether previously issued or to be newly issued, to employees (or to certain categories of employees) of the company or of connected companies, under the meaning of Article L 225-197-2 of the French Commercial Code, and to executive officers, as defined by law.

(other paragraphs of the resolution with no modifications)
–	Resolve that the Board of Directors shall determine to whom such shares may be granted and the terms of such grants as well as, if applicable, the criteria for awarding such grants of shares.

–	Resolve that the maximum total number of such shares to be granted may not be greater than 1% of the share capital at the date of the Board of Directors decision to grant the shares and that the grant of shares shall only become final at the end of a two-year acquisition period. The beneficiaries of such final share grants will then be required to hold such shares for a minimum period of two years from the date the grant becomes final.

–	Authorize the Board of Directors to carry out capital increases, on one or more occasions, by incorporating premiums, reserves or profits and resulting in the issuance of shares for no consideration pursuant to the provisions of this resolution and note that this authorization entails the waiver by the shareholders of any right to a portion of such premiums, reserves or profits which may be incorporated for the issuance of such new shares.

The shareholders hereby delegate to the Board of Directors all authority, with the right to further delegate such authority as provided by law, to carry out this resolution, including:

–	Decide if the shares to be granted shall be previously issued shares or shares to be newly created.

–	If desired, increase the share capital by incorporating reserves or share issuance premiums to carry out the grant of shares.

–	Generally, undertake any action that is necessary or useful, including performing any acts or formalities required to record the capital increase or increases resulting from the grant of such shares, and amend the Articles of Incorporation accordingly.

This authorization is given for a thirty-eight month period from the date of this meeting.

Membership of the Board of Directors of TOTAL S.A. during 2004 (1)

Thierry Desmarest

Aged 59.
Chairman and Chief Executive Officer of TOTAL S.A. since May 31, 1995. Appointed Chairman and Chief
Executive Officer of Elf Aquitaine. Director of Sanofi-Aventis. Member of the Supervisory Board of
Air Liquide, Areva.
Director of TOTAL S.A. since 1995 and until 2007.
Holds 58,300 shares.

Daniel Boeuf

Aged 56.
Director representing employee shareholders. Manager training and competencies management –
Refining and Marketing. Chairman or the Supervisory Board of the “Total Actionnariat France”
employee investment fund.
Director of TOTAL S.A. since May, 2004 and until 2007.
Holds 1,218.3644 parts of the “Total Actionnariat France” employee investment fund.

Daniel Bouton

Aged 54.
Independent Director (2).
Chairman and Chief Executive Officer of Société Générale. Director of Schneider Electric S.A,
Arcelor, Veolia Environnement.
Director of TOTAL S.A. since 1997 and until 2006.
Holds 800 shares.

Bertrand Collomb

Aged 62.
Independent Director (2).
Chairman of Lafarge. Director of Vivendi Universal, Unilever.
Director of TOTAL S.A. since 2000 and until 2006.
Holds 1,178 shares.

Paul Desmarais Jr.

Aged 50.
Independent Director (2).
Chairman and co-Chief Executive Officer of Power Corporation of Canada. Vice-Chairman and Executive
Director of Pargesa Holding S.A. Director and member of the Executive Committee of Great-West
(Canada), Bruxelles Lambert Group, London Insurance Group. Director of Suez.
Director of TOTAL S.A. since 2002 and until 2005.
Holds 500 shares.

Jacques Friedmann

Aged 72.
Independent Director (2).
Director of BNP Paribas, L.V.M.H.
Director of TOTAL S.A. since 2000 and until 2006.
Holds 1,519 shares.

Bertrand Jacquillat

Aged 60.
Independent Director (2).
University Professor. Co-founder and Chairman and Chief Executive Officer of Associés en Finance.
Director of TOTAL S.A. since 1996 and until 2005.
Holds 900 shares.

Antoine Jeancourt-Galignani

Aged 67.
Independent Director (2).
Former Chairman of Assurances Générales de France. Chairman of Gecina. Chairman of the Supervisory
Board of Euro Disney SCA. Director of Société Générale, Kaufman & Broad.
Director of TOTAL S.A. since 1994 and until 2006.
Holds 1,085 shares.

Anne Lauvergeon

Aged 45.
Independent Director (2).
Chairman of the Areva Management Board. Director of Suez, Vice-President of the Supervisory Board
of Sagem.
Director of TOTAL S.A. since 2000 and until 2006.
Holds 500 shares.

Maurice Lippens

Aged 61.
Independent Director (2).
Chairman of Fortis. Director of Suez-Tractebel, Bruxelles Lambert Group, Belgacom.
Director of TOTAL S.A. since 2003 and until 2005.
Holds 800 shares.

Michel Pébereau

Aged 62.
Independent Director (2).
Chairman of BNP Paribas. Director of Lafarge, Saint-Gobain. Member of the Supervisory Board of Axa.
Chairman of Federation Bancaire Européenne.
Director of TOTAL S.A. since 2000 and until 2006.
Holds 589 shares.

Thierry de Rudder

Aged 55.
Independent Director (2).
Managing Director of Bruxelles Lambert Group. Director of Suez.
Director of TOTAL S.A. since 1999 and until 2007.
Holds 989 shares.

Jürgen Sarrazin

Aged 68.
Independent Director (2).
Former Chairman of the Dresdner Bank Management Board.
Director of TOTAL S.A. since 2000 and until 2006.
Holds 1,477 shares.

Serge Tchuruk

Aged 67.
Independent Director (2).
Chairman and Chief Executive Officer of Alcatel. Director of Thales.
Director of TOTAL S.A. since 1989 and until 2007.
Holds 24,574 shares.

Pierre Vaillaud

Aged 69.
Independent Director (2).
Former Chairman and Chief Executive Officer of Elf Aquitaine and Technip. Director of Technip.
Member of the Supervisory Board of Cegelec, Oddo Pinatton.
Director of TOTAL S.A. since 2000 and until 2006.
Holds 500 shares.

(1) information at December, 31, 2004.

(2) The independence of the members of the Board of Directors is reviewed every year by the Board itself, with the most recent review having occurred on February 16, 2005. Upon the proposal of the Nomination and Remuneration Committee, and in conformity with the 2002 AFEP-MEDEF Report, the criteria that the Board has adopted for evaluating the independence of its members is the absence of any material relationship with the Company, the Group or its management which could compromise the independent judgement of a Director. In its evaluation, the Board examines the specific criteria listed in the above mentioned Report. The Board considers that the current or past relationships existing between the Company and certain of its Directors were not of the nature that they would affect the independent judgement of those Directors.

Summary presentation

Overview of Total’s fiscal year

The Group’s three business segments are:

• the Upstream segment, which includes exploration, hydrocarbon production, gas, electricity, and other forms of energy ;

• the Downstream segment, which includes refining, petroleum product marketing and distribution, specialty products, and the trading and shipping of crude oil and products ;

• the Chemicals segment, which includes Base chemicals & Polymers, Intermediates & Performance Polymers and Specialties.

The 2004 market environment has been favorable for the oil industry. The combination of very high oil prices, a sharp increase in refining margins and a rebound in petrochemical margins during the second half of the year allowed the Group to reach a new record level of earnings, 9.04 billion euros for adjusted net income1, or an increase of 23% compared to 2003, despite the decline in the dollar.

Thanks to the commitment of our teams, we enjoyed solid operational performance by the business segments, particularly the continued growth of Upstream production, as well as ongoing productivity programs, which made significant contributions to the results.

Adjusted earnings per share increased by 27% to 14.68 euros. Expressed in dollars2, the increase was 40%.

Total pursued a large investment program of more than 8.7 billion euros, while offering, through a combination of dividends and buybacks, the best return to shareholders among the major oil companies.

Total is confident that it can extend its long-term profitable growth largely through exploration successes and through giant projects currently being negotiated.

Full year 2004 results

Consolidated sales increased by 17% to 122,700 million euros (M€) in 2004 from 104,652 M€ in 2003.

>	Operating income

Operating income from the business segments adjusted for special items increased by 32% to 17,123 M€ from 13,004 M€ in 2003.

The 4.1 B€ increase from 2003 to 2004 in operating income from business segments adjusted for special items is due primarily to the 3.7 B€ improvement in the market environment, which includes a higher oil and gas prices and a stronger refining environment.

Special items had a negative impact of 847 M€ on operating income from the business segments in 2004, primarily due to the impairment of assets in the vinyl products and polyethylene activities in Europe. In 2003, special items had a negative impact of 25 M€ on operating income from the business segments and included primarily impairment of assets in the Chemicals segment.

[1]	adjusted net income = net income (Group share) adjusted for special items and excluding Total’s equity share of amortization of goodwill and intangible assets related to the Sanofi-Aventis merger (153 M€ for the full year 2004)

[2]	dollar amounts represent euro accounts converted at the average €/$ exchange rate for the period (1.2439 for the full year 2004, and 1.1312 for the full year 2003)

Net operating income from the business segments adjusted for special items increased by 26% to 8,792 M€ in 2004 from 6,973 M€ in 2003. The lower percentage increase, relative to the increase in operating income, is due primarily to a higher effective tax rate in 2004.

>	Net income

Net income adjusted for special items increased to 8,886 M€ from 7,344 M€ in 2003.

Adjusted net income for 2004, which excludes the negative impact of 153 M€ on equity income for Total’s share of the amortization of goodwill and intangible assets related to the Sanofi-Aventis merger as well as special items, showed an increase of 23% to 9,039 M€ as compared to 7,344 M€ in 2003.

In 2004, the Group bought back 22.55 million of its shares for 3.55 B€.

At December 31, 2004, there were 607.4 million fully-diluted shares compared to 625.1 million fully-diluted shares at the end of 2003.

Adjusted earnings per share, calculated based on 615.9 million fully-diluted shares in 2004, was 14.68 euros compared to 11.56 euros in 2003, an increase of 27%, reflecting the accretive effect of the share buyback.

Reported net income increased to 9,612 M€ in 2004 from 7,025 M€ in 2003.

>	Cash flow

Cash flow from operating activities rose to 14,429 M€ in 2004, a 16% increase compared to 2003.

In 2004, investments were 8,668 M€, or about 10.7 B$, in line with estimates made using an exchange rate assumption of 1.1 dollars per euro.

Divestments in 2004 were 1,192 M€, including sales of financial participations and, in the Upstream segment, sales of non-strategic assets and asset swaps with Gaz de France involving GSO and CFM in France.

Net cash flow3 was 6,953 M€ in 2004 compared to 6,637 M€ in 2003.

The net-debt-to-equity ratio was 26.7% at December 31, 2004 compared to 25.9% at December 31, 2003.

>	Profitability

The return on average capital employed (ROACE4) for Total was 24% in 2004, which was at the highest level among the majors.

Return on equity in 2004 was 31% compared to 26% in 2003.

[3]	net cash flow = cash flow from operating activities + divestments – investments

[4]	adjusted for special items and excluding Total’s equity share of amortization of goodwill and intangible assets related to the Sanofi-Aventis merger

Consolidated accounts

in millions of euros	2004		2003	%

Sales	122,700		104,652	+17%
Operating income from business segments	17,123		13,004	+32%
adjusted for special items
Net operating income from business segments	8,792		6,973	+26%
adjusted for special items
Net income[a] adjusted for special items	8,886		7,344	+21%
Adjusted net income[a]	9,039		7,344	+23%
Net income[a]	9,612		7,025	+37%
Adjusted earnings per share[a] (euros)	14.68		11.56	+27%
Dividend (euros/share)	5.40	[b]	4.70	+15%
Investments[c]	8,668		7,728	+12%
Divestments[d] at selling price	1,192		1,878	-37%
Cash flow from operating activities[e]	14,429		12,487	+16%

[a]	Group share
[b]	pending approval at the May 17, 2005 AGM
[c]	including increases in long-term loans
[d]	including decreases in long-term loans
[e]	includes disbursements of 316 M€ in 2004 and 719 M€ in 2003 covered by a previously established reserve related to the Toulouse-AZF plant

Number of shares

millions	2004	2003	%

Fully-diluted weighted-average shares	615.9	635.1	-3%
Fully-diluted shares at end of the period	607.4	625.1	-3%

Market environment

	2004	2003	%

€/$	1.24	1.13	-9%*
Brent ($/b)	38.3	28.8	+33%
European refining margins TRCV ($/t)	32.8	20.9	+57%

*	change in the dollar versus the euro

Upstream

>	Results

Net operating income from the Upstream segment adjusted for special items was 5,834 M€ in 2004, an increase of 11%.

>	Profitability

Upstream return on average capital employed (ROACE) was 35% in 2004 compared to 29% in 2003. Recalculated using the reference environment5, 2004 ROACE was 21%.

>	Production

For the full year 2004, hydrocarbon production increased by 2% to 2,585 kboe/d from 2,539 kboe/d in 2003. Liquids production increased by 2% to 1,695 kb/d, and gas production also increased by 2%.

Adjusted for the negative impact of higher oil and gas prices on entitlement volumes from production sharing and buy-back contracts6 (« price effect »), the underlying increase in production was 3.7% in 2004.

In addition to numerous start-ups during the year, production ramp-ups on fields launched in 2003, including Amenam in Nigeria, Matterhorn in the US and Jasmin in Angola, contributed strongly to 2004 production growth.

>	12/31/2004 reserves

Proved reserves, calculated according to SEC rules, were 11,148 Mboe at December 31, 2004. At the current production rate, the reserve life is 11.8 years. The negative impact on proved reserves related to the application of high year-end prices as required by the SEC (Brent at 40.47 $/b on 12/31/2004) was approximately 270 Mboe.

The reserve replacement rate7 for the 2002-2004 period, based on SEC rules, was 120% for the consolidated subsidiaries only and 106% for the Group.
Excluding the impact of changes in year-end prices and using a Brent 25 $/b scenario, the reserve replacement rate for the 2002-2004 period would be 131% for the consolidated subsidiaries only and 116% for the Group.

Over the same period, for consolidated subsidiaries only, the finding cost8 was 0.8 $/boe and the reserve replacement cost9 was 5.4 $/boe.

As of year-end 2004, Total’s portfolio of proved and probable reserves is solid and diversified, representing close to 20 years of production at the current rate10.

[5]	Brent = 25 $/b ; TRCV = 15 $/t ; €/$ = 1.25 ; petrochemicals at mid-cycle

[6]	approximately 27% of Total’s 2004 production was covered by production sharing and buy-back contracts

[7]	ratio of changes in reserves excluding production (i.e. revisions, discoveries, extensions, acquisitions, sales of reserves) divided by production

[8]	(explorations costs + unproved property acquisition) / (revisions + discoveries, extensions of reserves)

[9]	(exploration and development costs + proved and unproved acquisitions) / (revisions + discoveries, extensions + acquisitions of reserves)

[10]	limited to proved and probable reserves covered by E&P contracts on fields that have been drilled and for which technical studies have demonstrated economic development in a Brent 25 $/b environment

>	Highlights

Exploration was very successful in 2004 with main discoveries in Angola on block 32, in Nigeria, in Libya, in Congo, in Kazakhstan et in Bolivia. Main appraisals in 2004 were made on the Laggan permit in the British North Sea, on OPL 222 and 246 in Nigeria, on block 17 in Angola, on Moho Bilondo in Congo, and in Algeria, on the Timimoun permit.

Moreover, Total has taken new permits mainly in Indonesia, the UK, Norway and Algeria.

Important development of projects have been launched in 2004 : Kashagan in Kazakhstan, Rosa on block 17 in Angola and the 6th train of Bonny LNG in Nigeria.

In line with expectations, many start-ups have taken place.

In Upstream LNG, sales11 grew by 7% in 2004, and the Group took important new steps, notably signing an agreement in Iran to set the general framework for the Pars LNG project.

In addition, Total has strongly developed its positions in regasification terminals.

In mid-stream gas, Total and Gaz de France signed the final agreements to swap interests in GSO and CFM.

2004 highlights also included an agreement to acquire 25% plus one share of Novatek, the largest independent gas producer in Russia.

Downstream

>	Results

Net operating income from the Downstream segment adjusted for special items rose to 2,302 M€ in 2004 from 1,460 M€ in 2003, an increase of 58%.

>	Profitability

Downstream return on average capital employed (ROACE) was 25% in 2004 compared to 15% in 2003.

Recalculated using the reference environment12, 2004 ROACE was 13%.

For the full year 2004, refinery throughput increased by 1% to 2,496 kb/d compared to 2,481 kb/d in 2003.
The utilization rate rose to 93% in 2004 from 92% in 2003.

Refined product sales increased by 3% to 3,771 kb/d in 2004.

>	Highlights

In refining, the main highlights for 2004 concerned the launch of the construction of a distillates hydrocracker at the Normandy refinery in France. This project, including the hydrogen supply unit, represents a total investment of approximately 500 M€. It will enable the refinery to reduce substantially its heavy oil production and enhance its supply flexibility for diesel, jet fuel and heating oil. The unit will also produce high quality bases for lubricants and specialty fluids. The start-up is scheduled for 2006.

[11]	Total share, excluding trading

[12]	Brent = 25 $/b ; TRCV = 15 $/t ; €/$ = 1.25 ; inventory at replacement cost. Downstream ROACE calculated in this reference environment is comparable to the ROACE calculated in the former reference environment (TRCV = 12 $/t ; €/$ = 1.10)

In marketing, Total announced the signing of a joint venture with Sinochem for the creation of a network of 200 service stations in northern China, where the two companies are already working together at the Dalian refinery. Total also acquired a service station network in Puerto Rico that has about a 6% market share. In France, the Group has implemented its brand strategy, including the deployment of the Elan brand mainly aimed at rural areas.

Chemicals

>	Results

Chemicals sales increased by 16% to 20,042 M€ in 2004 from 17,260 M€ in 2003.

Net operating income from the Chemicals segment adjusted for special items rose to 656 M€ from 254 M€ in 2003.

This recovery was due mainly to a higher contribution from base chemicals, reflecting the rebound in petrochemical margins in Europe and the US in the second half of 2004. The improvement in the utilization rate of the steam-crackers compared to 2003 allowed the Group to benefit fully from the favorable market conditions.

In 2004, margins for the Intermediates improved, particularly at the end of the year, despite the weakness of the dollar and an increase in raw material costs.

Specialties continued to perform well in terms of results and cash flow.

>	Profitability

Chemicals return on average capital employed (ROACE) increased to 8.5% from 3.5% in 2003.

Recalculated using the reference environment5, ROACE was 8.5% in 2004 compared to 7% in 2003.

>	Highlights

In 2004, Total announced a project to restructure its Chemicals segment aiming at a lighter functional organization as well as the creation of a decentralized entity, separate from the petrochemicals and the specialties, that would be comprised of the chlorochemicals, intermediates and performance polymers. This new entity has been named Arkema on October 1, 2004. Arkema is comprised of three activities: Vinyl Products, Industrial Chemicals and Performance Polymers. Its management team was put in place in June 2004 and is building an organization that will allow Arkema to be spun-off as an independent entity in 200613.

In January 2005, Arkema announced a plan to restructure its vinyl products business in France, to improve the performance of its chlorochemicals chain.

[13]	subject to market conditions and after informing/consulting with labor representatives

Total S.A. parent company accounts and proposed dividend

The parent company, Total S.A., reported net earnings of 3,443 M€ in 2004 compared to 3,272 M€ in 2003. The Board of Directors, after closing the accounts, decided to propose at the May 17, 2005 Annual General Meeting a dividend of 5.40 euros per share for 2004, a 15% increase compared to 2003.

The pay-out ratio for Total in 2004, based on adjusted net income, would be 37%, above the average of the other majors14.

Taking into account the interim dividend payment of 2.40 euros per share made on November 24, 2004, the remaining dividend payable of 3 euros per action will be paid on May 24, 2005.

2005 Sensitivities

2005 Sensitivities(e)*
	Change	Operating income	Net income

€/$	+ 0.1 $ per €	- 1.05 B€	- 0.60 G€
Brent	+ 1 $ per barrel	+ 0.45 B€	+0.20 G€
European refining margins (TRCV)	+ 1 $ per ton	+ 0.09 B€	+0.06 G€

*	2005 sensitivities based on reference environment : Brent = 25 $/b ; TRCV = 15 $/t ; €/$ = 1.25

Summary and outlook

The implementation of Total’s strategy requires a sustained investment program. Based on an exchange rate of €/$1.25, the 2005 Capex budget is approximately 12 B$, including 0.9 B$ for the proposed acquisition of a 25% stake in Novatek.

The net-debt-to-equity ratio for the Group is targeted to remain at around 25% to 30%.

Total intends to pursue a dynamic dividend policy with a target pay-out ratio of 50% over the medium term.

Since the beginning of 2005, the oil market environment has remained favorable with high oil prices, refining margins that are still strong despite a retreat from the level of the fourth quarter, and an overall favorable environment for Chemicals, although the dollar remains weak.

[14]	ExxonMobil, BP, RD/Shell, ChevronTexaco

FIVE-YEAR FINANCIAL SUMMARY AND INCOME ALLOCATION

	2004	2003	2002	2001	2000

I — CAPITAL AT YEAR END

Common stock (EUR thousand )	6,350,151	6,491,182	6,871,905	7,059,350	7,404,658
Number of shares of common stock outstanding	635,015,108	649,118,236	687,190,510	705,934,959	740,465,798
Potential number of shares for issue
• by exercise of share subscription options	6,285,886	2,935,306	—	449,881	962,680
• Total US Warrant	—	—	884,465	1,786,395	1,789,691
• Elf Aquitaine options and shares covered by the exchange guarantee	1,442,634	3,793,652	5,178,906	5,951,375	6,296,965
• Petrofina employees warrants	—	—	—	—	—

II — OPERATIONS AND INCOME FOR THE YEAR

(EUR thousand)
Net commercial sales	4,775,056	4,246,682	4,111,252	3,949,347	16,488,288
Employee profit sharing	26,000	22,000	14,000	10,200	10,214
Net income	3,443,252	3,272,173	2,410,412	3,828,722	3,012,113
Retained earnings brought forward	1,355,571	1,056,491	1,316,910	651,989	19,134

Income available for appropriation	4,798,823	4,328,664	3,727,322	4,480,711	3,031,247

Legal reserve	—	—	—	—	18,262
Provident funds	—	—	—	—	—
Reserves	—	—	—	—	—
Dividends (including interim dividends)	3,429,082	3,079,116	2,821,221	2,712,141	2,449,443
Retained earnings	1,369,741	1,249,548	906,101	1,768,570	563,542

III — EARNINGS PER SHARE

(EUR)
Income after tax, before depreciation, amortization and provisions (1)	5.74	5.28	4.42	5.51	4.56
Net income (1)	5.59	5.15	3.62	5.52	4.26
Net dividend per share	5.40	4.70	4.10	3.80	3.30

IV — PERSONNEL

(EUR thousand except for the number of employees)
Average number of employees during the year (2)	5,240	5,013	3,376	2,636	2,488
Total payroll for the year	472,189	458,518	311,741	219,987	203,501
Social security and other staff benefits	222,903	221,653	147,133	106,315	85,738

(1)	Earnings per share are calculated on the basis of the weighted average number of common shares and common share equivalents outstanding during the year.
(2)	Including employees on early retirement or paid training leave (7 in 2001 and 1 in 2002)

Request for copies of documents and information

(as indicated in the Article 135 of Decree no. 67-236 of March 23, 1967)

Request to be addressed for the dispatch of any document in advance of the Combined General Meeting of 17th May 2005.

To be addressed to:
BNP Paribas Securities Services
G.C.T. SERVICE EMETTEURS,
service des Assemblées,
Immeuble Tolbiac
75450 PARIS CEDEX 09
France

I the undersigned,

Name and forenames:
Mailing address:

in my capacity as shareholder of TOTAL S.A.

hereby acknowledge having received the documents relating to the Combined General Meeting (Ordinary and Extraordinary) of 17th May 2005, as indicated in the Article 133 of Decree n° 67-236 of March 23, 1967, namely, the agenda, the proposed resolutions, the summary presentation of the Company’s position during the year just ended (including the attached table showing results for the previous five years), and request said Company to send me, at no charge to myself and prior to the Combined General Meeting(1), the documents and information indicated in Article 135 of the same Decree.

Signed at            , on            2005
Signature:

(1)	In accordance with the provisions of Articles 133-4° and 138 para 3 of Decree no. 67-236 of March 23, 1967,any shareholder in possession of registered shares may, by a single request, obtain from the Company the documents and information referred to under Articles 133 and 135 of the same Decree on the occasion of each Meeting held subsequently to the Meeting designated above (depending upon the type of Meeting, Article 135 refers specifically to information in respect of Directors, General Managers and, where applicable, candidates for the Board of Directors, the annual report, the balance sheet, the profit and loss account, the schedule, the Auditors’ report and the reports of the Auditors and of the Board of Directors to be presented at the Extraordinary General Meeting in the cases provided by law).

If the shareholder wishes to take advantage of this service, he/she must so specify on the present request.